Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:  604 247 4400
Fax:  604 247 0512

News Release

November 1, 2007

Benefits of restructuring evident in Catalyst Q3 results

Vancouver, (BC) – Catalyst Paper posted a net loss of $18.6 million ($0.09 per common share) on sales of $413.7 million in the third quarter of 2007.  This compared with net earnings of $0.2 million ($nil per common share) on sales of $441.8 million in the second quarter and to net earnings of $2.5 million ($0.01 per common share) on sales of $486 million for the same period in 2006.

Restructuring costs of $24.4 million and the impact of the coastal sawmill strike of $13.3 million had a negative impact on earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter. However, excluding these specific items, EBITDA at $37.4 million in the quarter improved significantly compared to $17.4 million in the previous period. Savings arising from workforce reductions and lower maintenance costs were the main factors behind the improvement. This helped mitigate the impact of a Canadian dollar which ended the quarter at par with the U.S. dollar.

A total of $21.6 million in performance improvements were realized during the quarter, bringing year-to-date to $43.6 million.

“Savings from our restructuring program, along with growing pricing momentum across many of our products helped moderate the impact of currency appreciation and the fallout of the labour disruption involving some coastal fibre suppliers,” said Catalyst president and chief executive officer Richard Garneau. “Our ability to stay focused on cost reduction is the key to a long-term return to profitability.”

Catalyst continued to implement and expand its restructuring program during the quarter with announcement of the further reduction of 85 salaried positions. The previously announced corporate office move and consolidation of support functions is on track with all but $4 million of an expected $61 million in 2007 restructuring costs now incurred.  Total annualized cost savings are expected to be approximately $67 million.

A tight market for coated mechanical paper grades supported a price increase in the third quarter and announcement of a further price increase effective October 1, 2007.  Demand for both uncoated specialty and directory grades was steady overall.  The newsprint market saw further decline in U.S. consumption and weaker prices.

Pulp market conditions remained strong during the quarter, and higher average transaction prices for both pulp and coated paper products partially offset the quarter’s somewhat lower sales volume caused by the United Steelworkers strike. The near-term outlook for pulp remains positive.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Friday, November 2, 2007 at 11 a.m. ET, 8 a.m. PT to present the company’s third-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated savings and cost reductions, profit improvements, restructuring costs, productivity, manning levels, capacity and capital and maintenance expenditures. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713